Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Dear Colleague,

We continue to proceed toward a successful close in June. As the planned close draws nearer, you will encounter increasing numbers of Kindred personnel as we visit locations, install new systems and plan training for processes that will be put into place on day 1 or very soon thereafter. We are making every effort to ensure that the close is seamless and any changes have little to no impact on the care you deliver to our patients and residents daily.

Thank you for your patience and support in the process of advancing toward successfully combining the strengths of Kindred and RehabCare after the close. We will not have a Combining Our Strengths newsletter next week, so the next edition will be issued the week of May 23.

We continue to receive questions, and now we’d like to take the opportunity to answer them:

Because of a pre-existing condition, I was not eligible for RehabCare’s long term and short term disability coverage. Will this be the case at Kindred after the close?

Full-time employees that have completed at least one year of employment on January 1, 2012, will be eligible for short-term disability and long term disability and Kindred’s policy covers employees regardless of pre-existing conditions.

I have a contract therapist who is full time with RehabCare, and I am concerned how these contract therapists will be impacted after the close.

After we have combined RehabCare and Kindred, the contract therapist will continue on as he/she has been. We are working through the process to ensure that therapy contracts transition seamlessly after the close.

Will there be a corporate educator that does all the education for the facility or will we maintain our own education nurse and employee health nurse. Will the education nurse continue to wear two hats and do both jobs. Or will you be separating the position?

Nothing will change on day one. As we move forward after the close we will continue to evaluate best practices.

I am an international employee on H1B Visa sponsored by RehabCare. Will there be any need to do a VISA transfer to Kindred following the merger?

At this time, we do not anticipate the need to transfer employee H-1Bs as a result of the merger.

I had worked for Peoplefirst in the past. Is this the same as Kindred? When I worked for Peoplefirst, we did not have a Program Director (PD) like we have at RehabCare. We had a Program Coordinator who was like the go-to person with slightly lower productivity requirements and then we had a Therapy Manager who oversaw many different buildings. What will this position look like after 2011? Will PD’s get eliminated or decreased in order to cover more than one building?

Peoplefirst is a division of Kindred Healthcare, so previous employment with Peoplefirst is considered service to Kindred. In most cases, Peoplefirst has a Rehab Manager, which is the equivalent of a RehabCare Program Director, in each of our facilities, and we will continue this practice after the close.

I know you have listed in several newsletters pay dates may, by law, be changed or different once the Kindred and RehabCare merge occurs. Will employees be notified of date changes in advance if we currently have automatic bill payment based on the 10th and 25th?

Yes, any changes to pay dates will be clearly communicated prior to any change. In general, we

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anticipate very minimal change in pay dates after the close. The payroll won’t convert from RehabCare to Kindred until July 1.

How will the tuition reimbursement program be with Kindred? Will we still have to provide ample notice prior to taking any courses/degree program in order for employees to be eligible for tuition reimbursement?

Kindred encourages employees to take advantage of educational courses. Our Educational Assistance Program (EAP) policy is that regular full-time employees with service of at least three continuous months are eligible for reimbursement of course costs, including tuition, books and lab fees, up to a maximum of $2,500 each calendar year. To receive the reimbursement, courses must be related to your present job or your future job plans with the Company, and you must attend an accredited college or university or reputable business or correspondence school. Supervisors must provide prior written approval for all courses for reimbursement. Reimbursement will be made after successful completion of the course with a grade of “C” or higher.

I am a current PRN employee, scheduled 3 days a week, (as I am in school), so I am first canceled for a shift. Is there a way to keep my current pay & make my status part-time or even full time to keep from being canceled? I do not need benefits & would rather keep my pay in lieu of benefits. Is that possible?

Changing to full-time is always an option if there is such a staffing need. Kindred offers a pay in lieu of benefits program (PIB) to full-time non-exempt employees. After the companies are combined you will have the opportunity to review your options and make enrollment decisions for all benefits, including PIB, later this year during open enrollment.

While we move forward, I want to remind everyone that until the close of the transaction, Kindred and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.

In the next Combining Our Strengths, we will be focusing on what precisely you will experience on Day 1 after we have successfully closed the transaction. We will cover items such as time clocks, pay periods, cell phones, email addresses and more. In the meantime, please submit specific questions you would like to see addressed.

As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@rehabcare.com or share it with

Patti Williams (corporate)

at pswilliams@rehabcare.com,

Brock Hardaway (Triumph)

at bhardaway@triumph-healthcare.com,

Mary Pat Welc (HRS)

at mpwelc@rehabcare.com,

or Pat Henry (SRS)

at pmhenry@rehabcare.com.

Thank you for your support and continued patience as we move through this process.

Thanks for all you do!

Benjamin A. Breier Chief Operating Officer Kindred Healthcare

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Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.